001-13924
                                                                 ---------------
                                                                 SEC File Number

                                                                    828599100
                                                                 ---------------
                                                                  CUSIP Number

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D
|_| Form N-SAR |_| Form N-CSR

      For the period ended: December 31, 2006

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period ended: ______________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      N/A

PART I -- REGISTRANT INFORMATION

Simclar, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

2230 W. 77th Street
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Address of Principal Executive Office (Street and Number)

Hialeah, Florida 33016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   |     (a) The reason described in reasonable detail in Part III of this
      |     form could not be eliminated without unreasonable effort or expense
|X|   |     (b) The subject annual report, semi-annual report, transition report
      |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |     portion thereof, will be filed on or before the fifteenth calendar
      |     day following the prescribed due date; or the subject quarterly
      |     report or transition report on Form 10-Q or subject distribution
      |     report on Form 10-D, or portion thereof, will be filed on or before
      |     the fifth calendar day following the prescribed due date; and
|_|   |     (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      Simclar, Inc. is unable to file on a timely basis its Form 10-K for the fiscal year ended December 31, 2006 due to the inability to timely complete the valuation of goodwill and other intangibles associated with acquisitions completed prior to 2006. The company expects to complete this analysis and file its 2006 Form 10-K by April 6, 2007.

PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Marshall W. Griffin, Jr.                      937        220-9777 (ext. 147)
----------------------------------        -----------  -----------------------
             (Name)                       (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no,
identify the reports.                                             |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

Explanation of Anticipated Change:

      The company expects to report an increase in revenues over 2005 of approximately $55 million, and an increase in net income over 2005 of approximately $1.9 million. Approximately 77% of the revenue growth was the result of the acquisition by the company of the assets of the Interconnect Technologies division of Litton Systems, Inc. (completed in February 2006), and 13% through organic growth.

                                   SIGNATURES

      Simclar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SIMCLAR, INC.


Date: April 2, 2007                     By: /s/ Marshall W. Griffin, Jr.
                                            ------------------------------------
                                            Marshall W. Griffin, Jr.,
                                            Chief Financial Officer